Bloomberg Tradebook LLC
Statement of Financial Condition
December 31, 2020

UNITEDSTATES
SECURITIES ANDEXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49219

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLOOMBERG TRADEBOOK LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

731 LEXINGTON AVENUE
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BERNARD DASALLA — 646-803-1125
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS LLC
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, BERNARD DASALLA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLOOMBERG TRADEBOOK LLC, as of DECEMBER 31ST, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENISE M. SERRAVALLI
NOTARY
NO. 01SE6388752
QUALIFIED IN
NASSAU COUNTY
COMM. EXP.
03-11-2023
PUBLIC
STATE OF NEW YORK

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bloomberg Tradebook LLC
Index
December 31, 2020

Report of Independent Registered Public Accounting Firm

Financial Statement

Statement of Financial Condition

Notes to the Statement of Financial Condition



Report of Independent Registered Public Accounting Firm

To the Members of Bloomberg Tradebook LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Bloomberg Tradebook LLC (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2021

We have served as the Company's auditor since 1996.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

Bloomberg Tradebook LLC
Statement of Financial Condition
As of December 31, 2020

Assets

Cash and cash equivalents	$ 20,888,949
Cash segregated	1,100,000
Receivable from broker-dealers and clearing organizations, net of allowance of $109,112 (Note 4)	11,646,816
Deposits with clearing organizations	262,500
Receivable from affiliates	687,777
Other assets	321,105
Total assets	$ 34,907,147

Liabilities and Members' Equity

Liabilities

Payable to affiliates	$ 9,079,192
Accounts payable and accrued expenses	3,434,493
Deferred revenue	150,362
Accrued employee compensation	216,867
Soft dollars payable	2,035,894
Total liabilities	$ 14,916,808

Contingencies and guarantees and other (Note 7)

Members' equity	19,990,339
Total liabilities and members' equity	$ 34,907,147

Bloomberg Tradebook LLC
Notes to the Statement of Financial Condition
As of December 31, 2020

1. **Organization and Nature of Business**

    Bloomberg Tradebook LLC (the "Company"), a Delaware Limited Liability Company, was established on March 28, 1996, and commenced operations on December 12, 1996. Bloomberg LP ("Bloomberg"), a Delaware Limited Partnership, is the managing member and owns 99% of the Company. Bloomberg T-Book Inc., a Delaware Corporation, is also a member and owns 1% of the Company, collectively (the "Members"). The Company is a broker-dealer registered with the Securities and Exchange Commission, is a member of the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC").

    The Company was formed to provide customers of the Bloomberg Financial Information Network ("Bloomberg Professional"), which is owned and operated by Bloomberg, with an automated trade system ("Tradebook System") for equities, futures, options and fixed income transactions for third parties.

    Revenue is generated from third parties for providing analytics, technology and support. The Company provides connectivity services and market place access for customers. In addition, the Company has execution broker arrangements with third-parties who provide the execution and clearing services for equity and option securities transactions.

    In January 2019, the Company along with three non-US domiciled, affiliates entered into intercompany arrangements with a US-domiciled affiliate in order to provide platform access for specific fixed income securities transactions. The US-domiciled affiliate entered into a platform access agreement with third parties who provide the execution and clearing services for the specified fixed income securities transactions. Under intercompany agreements, the Company is permitted to act as a conduit to collect monies associated with service and trading related fees on behalf of non-US domiciled affiliates. The Company acts as an agent in this related party arrangement, and in accordance with ASC 606 *'Revenues from contracts with customers'*, records these transactions and amounts on a net basis through the Statement of Operations. (See Note 6, *Related Party Transactions* for more details.)

    During 2020, the Company entered into a 15a-6 agreement with an affiliate relating to chaperoning activities for fixed income securities. The Company will commence activities under this arrangement in July of 2021.

2. **Significant Accounting Policies**

    Basis of Presentation
    The Statement of Financial Condition is presented in conformity with generally accepted accounting principles in the United States ("GAAP"). The U.S. Dollar is the functional and presentational currency of the Company.

    Use of Estimates
    The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Bloomberg Tradebook LLC
Notes to the Statement of Financial Condition
As of December 31, 2020

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash and cash equivalents with major, high-credit quality, financial institutions. At December 31, 2020, the Company has cash balances at such financial institutions that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. The Company does not expect to incur any loss from the amount in excess of the FDIC limit.

Cash Segregated
There are no cash restrictions imposed by regulatory authorities based on the current activities of the Company. The Company intends to transfer the cash in the segregated cash account to a general cash account. Cash held in the segregated account has certain bank restrictions, but no regulatory or Company restrictions placed on it.

Receivable from Brokers-Dealers and Clearing Organization
Receivables from brokers-dealers and clearing organizations primarily relate to commissions. Receivables from brokers-dealers related to contracts with third party brokers are recognized when the performance obligation is satisfied, and the Company has an unconditional right to recognize the revenue. See Note 4 for information relating to receivables from the clearing organization.

Deposits with Clearing Organizations
Deposits represent amounts deposited at clearing organizations and held as cash collateral.

Revenue from Contracts with Customers
As part of the Company's agreement with the third party brokers, trades entered by the Company's customers are routed to and serviced by the third party brokers for execution, clearing and settlement, for which the Company is entitled to receive revenue based on commissions from executed trades.

Soft Dollars
Under a commission management program, soft dollar arrangements are entered into between the Company and its customers. Commission payments that exceed customer commitments are allocated to the respective customer soft dollar accounts. Customer payments for research and research related services are reflected in these soft dollar accounts.

Adoption of New Accounting Standards

Income Taxes

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. The ASU reduces the complexity and simplifies the accounting for income taxes by eliminating certain exceptions to the general principles of Topic 740. The ASU is effective for periods beginning after December 15, 2020. It is expected that the adoption of the standard will not have a material impact on the Company's Statement Financial Condition.

Measurement of Credit Losses on Financial Instruments

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. The Company adopted this standard effective January 1, 2020. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company

records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. The adoption of this standard did not have a material impact to the Company's Statement of Financial Condition.

3.   **Fair Value Measurement**

ASC 820 (*Fair Value Measurements and Disclosure*) defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1   Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access at the measurement date for identical assets or liabilities.

Level 2   Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for identical or similar assets or liabilities in active or nonactive markets; and

b. Pricing models whose inputs are observable for substantially the full term of the asset or liability.

Level 3   Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As required by ASC 820, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Thus, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Gains and losses for such assets and liabilities categorized within Level 3, if any, may include changes in fair value that are attributable to both observable inputs (Levels 1 and 2) and unobservable inputs (Level 3).

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of certain financial assets or liabilities.

Cash and cash equivalents consists of a money market fund which is considered Level 1 financial assets as it is based on a published net asset value for the money market fund.

There are no Level 2 or Level 3 financial assets at fair value, nor transfers between levels during the year.

US GAAP requires disclosure of the estimated fair value of certain financial instruments that are not measured at fair value on the Statement of Financial Condition and the methods and significant assumptions used to estimate their fair values. Certain financial instruments on the balance sheet are carried at amounts that approximate fair value due to their short term nature and generally negligible credit risk. These instruments include receivables from brokers and dealers, affiliates, deposits with clearing organizations, soft dollars payable, payable to affiliates, and accounts payables are considered Level 2.

4. **Receivables from Broker-Dealers and Clearing Organization**

The following is a summary of receivables from brokers and dealers at December 31, 2020:

Receivables from Broker-dealers	$	9,692,434
Receivables from clearing organization		2,063,494
Allowance for doubtful accounts		(109,112)
Total	$	**11,646,816**

The Company periodically monitors collections and payments from its customers and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience, specific collection issues that have been identified and the age of the outstanding receivables.

The Company is exposed to the concentration of credit risk with one third party broker who provides service for execution, clearing and settlement of trades. As of December 31, 2020, approximately 75% of receivables was with one third party broker.

During 2020, the Company closed its account with a clearing agency in which it was a common shareholder. In accordance with the clearing agency's shareholders' agreement, upon closure of the account, the Company no longer owned the shares. The Company expects to receive the proceeds from the share redemption in 2021 for which a receivable has been established in 2020. Based upon the Company's assessment, the Company expects no credit losses related to the receivable from clearing organization.

5. **Unincorporated Business Tax**

The Company is a limited liability company, which is treated as a partnership for tax purposes. As a result, the income or loss of the Company is included in the federal and state tax returns of the respective members of the Company. However, the Company is subject to the New York City ("NYC") Unincorporated Business Tax ("UBT"). UBT is accounted for using the asset and liability method pursuant to ASC 740 (*Income Taxes*).

Deferred taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future year's differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The deferred tax asset amounting to $4,318,652 as of December 31, 2020 is the result of temporary differences arising from state sales tax related reserve and deferred compensation and net operating losses in current and

prior years. The Company has a New York City UBT deferred tax asset of $4,385,146 which reflects the apportioned tax effected gross loss carryforwards of $136,571,299 which begin to expire in 2035. Management believes that it is more likely than not that the deferred tax asset will not be realized; therefore, a 100% valuation allowance was recorded for the deferred tax asset as of December 31, 2020.

The Company reviews the benefits associated with tax positions periodically, and records benefits based on a recognition threshold of more-likely-than-not to be sustained upon audit by the relevant taxing authority. Management has analyzed the Company's tax positions, and has concluded that no liability should be recorded related to uncertain tax positions taken on returns filed for open tax years or expected to be taken in the Company's current year tax return.

The Company is currently not under UBT examination by the NYC taxing authority. Tax years prior to 2017 are closed to examinations.

6. Related Party Transactions

License and Services Agreement

Bloomberg licenses the use of the Bloomberg Professional Service to the Company. In consideration, the fee paid equals the product of Bloomberg's total cost incurred during the year for programming and hosting the System and 120% (the "Tradebook Mark-Up") less the Total Tradebook System Credit (as defined in the licenses and services agreement in effect). Under this agreement, the license fee is payable unless it reduces the Company's net capital below the minimum net capital required by FINRA.

Bloomberg also provides management and administrative services pursuant to this agreement, for which the Company pays a service fee. These services include management and operation of the Tradebook System, administration, management, office space, and other services including, but not limited to, management information systems, telecommunications, accounting and financial services, and legal and other support. In consideration, the fee paid equals 110% of the operating costs.

In addition, Bloomberg supplied employees by the way of secondment and compensations costs were allocated to the Company by Bloomberg.

The Company also pays a service fee to its affiliates for introduction of business and support services received. The service fee paid equals 110% of the operating costs incurred by the affiliates in accordance with the service agreements between the Company and the affiliates.

At December 31, 2020, $9,079,191 and $687,777 are included in "Payable to affiliates" and "Receivable from affiliates" respectively, in the Statement of Financial Condition related to the license and services agreements. Due to the short term nature of the Receivable from affiliates, the Company expects no credit losses.

Terminal Rebate Fees

The Company, under agreements with Bloomberg, must pay Bloomberg a terminal rebate fee, equal to credits received by customers on Bloomberg products that are earned based on trade executions, settlements and clearing provided by third party brokers.

Other

As described in Note 1, under intercompany agreements, the Company collected monies on behalf of a non-US domiciled affiliate with respect to service and trading related fees pertaining to trade orders placed and remitted these collected monies to the non-US domiciled affiliate. As of December 31, 2020, in connection with this arrangement, the outstanding balance of $1,498,179 is included in payable to affiliates.

Certain members of the Board of Directors of Bloomberg provide consulting and administrative services to the Bloomberg, either individually or through professional services firms, of which they are members. These services are allocated to the Company. Amounts included in accounts payable and accrued expenses for these services were $156,000 as of December 31, 2020.

7. **Contingencies, Guarantees and Other**

ASC 460 (*Guarantees*) requires the Company to disclose information about its obligations under certain guarantee arrangements.

Contingencies

The Company recognizes liabilities that it considers probable and estimable as contingencies and accrues the related costs it believes are sufficient to meet the exposure. Commitments and contingencies were evaluated through March 1, 2021, the date the financial statement was available to be issued. The Company has concluded that there are no commitments or contingencies events requiring financial statement disclosure.

Indemnifications

The Company's liability is limited by the terms stated in the customer agreement. The Company maintains an insurance policy that provides protection against certain losses incurred in connection with the Company's normal business activities.

The Company provides representations and warranties to other counterparties in connection with a variety of commercial transactions and has potential exposure for losses caused by the breach of those representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company expects the risk of loss to be remote. As such, the Company believes that the fair value of such warranties is not material.

Other

The ongoing COVID-19 global and national health emergency has caused significant disruption in the international and United States economies and financial markets. On March 11, 2020, the World Health Organization declared a pandemic related to the rapidly spreading coronavirus (COVID-19) outbreak, which has led to a global health emergency. While the Company is continuously monitoring the situation for any potential effect on its business, as of the date of this filing, the pandemic has had no impact on the Company's operational capabilities and did not have a significant impact on its business and financial condition. The Company will continue to monitor the impact of COVID-19. Should this emerging macro-economic risk continue for an extended period, there could be an adverse material financial impact to the Company's businesses, including a material reduction in the Company's results of operations.

Bloomberg Tradebook LLC
Notes to the Statement of Financial Condition
As of December 31, 2020

8. **Regulatory Requirements**

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Act's Uniform Net Capital Rule 15c3-1. The Company computes net capital under the alternative method, permitted by the SEC rule, which requires that the maintenance of net capital, as defined, equal to $250,000. At December 31, 2020, the Company had net capital of $7,253,718 and excess net capital of $7,003,718.

A computation of the reserve requirement under Rule 15c3-3 is not applicable to the Company as the Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because it's business activities are contemplated by Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17.C.F.R. 240.17a-5.

9. **Subsequent Events**

The Company evaluated whether any events or transactions occurred subsequent to the date of its Statement of Financial Condition until March 1, 2021 and determined that there were no additional material events or transactions that would require recognition or disclosure in the Statement of Financial Condition or notes thereto.